GLOBUS MARITIME LIMITED

July 25, 2014

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece on August 28, 2014 at 10:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect one Class I director to serve until the 2017 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2014 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Georgios K. Karageorgiou
President and Chief Executive Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS August 28, 2014

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Annual Meeting of Shareholders”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, on August 28, 2014 at 10:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class I director to serve until the 2017 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2014 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment thereof.

The board of directors of the Company has fixed the close of business on July 18, 2014 as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Annual Meeting of Shareholders or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Annual Meeting of Shareholders.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting of Shareholders and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

July 25, 2014

GLOBUS MARITIME LIMITED

___________________

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 28, 2014

___________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the annual meeting of shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece, on August 28, 2014 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about July 25, 2014.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 18, 2014 (the “Record Date”), the Company had outstanding 10,235,419 common shares, par value $0.004 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the voting power of the aggregate number of the shares issued and outstanding and entitled to vote at the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Athens, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the

Shareholders Meeting to be Held on August 28, 2014

The Notice of the Annual Meeting of Shareholders and Proxy Statement is available free of charge at www.globusmaritime.gr.

PROPOSAL ONE ELECTION

OF CLASS I DIRECTOR

The Company currently has five directors on its board, which is divided into three classes. As provided in the Company’s Articles of Incorporation, after the initial term, each director is elected to serve for a three year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class I director expires at the Meeting. Accordingly, the board of directors of the Company has nominated Georgios K. Karageorgiou as a Class I director, for re-election as director whose term would expire at the 2017 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominee for Election to the Company’s Board of Directors

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position

Georgios K. Karageorgiou	49	Class I Director

Georgios K. Karageorgiou a Class I director, has served as our chief executive officer since our inception; he was appointed our president in 2011 and in January 2013, immediately after the resignation of Mr. Elias Deftereos, our Chief Financial Officer. From 1992 to March 2004, Mr. Karageorgiou worked as a director and corporate secretary for Stelmar Shipping Limited, a shipping company listed on the New York Stock Exchange between 2001 and 2004. Mr. Karageorgiou worked as a projects engineer for Kassos Maritime Enterprises from 1990 to 1992. Mr. Karageorgiou was also a director of easyGroup Ltd, easyJet Holdings Ltd, easyInternetCafe Ltd, easyCruise Ltd, Stelinvest Corp. and a number of other easyGroup subsidiaries from 1995 through March 2005. Mr. Karageorgiou holds a B.E. in Mechanical Engineering and an M.E. in Ocean Engineering from Stevens Institute of Technology and an M.Sc. in Shipping Trade and Finance from City University Business School.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2014. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

July 25, 2014